UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	May 2010

SEC File No. 000-53834

RARE ELEMENT RESOURCES LTD.
(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

Explanatory note:

This Amended Form 6K has been filed to correct links to attached documents.

  Exhibit 99.1 – May 12, 2010 Press Release

  Exhibit 99.2 – Material Change Report, May 12, 2010

  Exhibit 99.3 - Interim Financial Statements: Nine Months Ended 3/31/2010

  Exhibit 99.4 - Form 52-109FV2: CEO Certification of Interim Filings

  Exhibit 99.5 - Form 52-109FV2: CFO Certification of Interim Filings

  Exhibit 99.6 - Financial Statements: Management’s Discussion/Analysis

  Exhibit 99.7 – May 26, 2010 Press Release

  Exhibit 99.8 – Material Change Report, May 26, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834 (Registrant)

Date: June 8, 2010	/s/ Winnie Wong
Winnie Wong, Corporate Secretary